UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  May 8, 2017

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The financial statements attached hereto as Exhibit 99.1 are hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

EXPLANATORY NOTE

On May 8, 2017, SGOCO Group, Ltd. (the “Company”) filed a Form 6-K (the “Initial Form 6-K”) to report that SGOCO International (HK) Limited (“SGOCO International”), a wholly-owned subsidiary of SGOCO Group, Ltd. (the “Company”), completed the acquisition of all of the issued share capital of Century Skyway Limited pursuant to a Share Sale and Purchase Agreement with Full Linkage Limited (the “Agreement”) pursuant to which SGOCO International acquired all of the issued and outstanding capital stock of Century Skyway Limited (“CSL”), which was owned by the Seller. In consideration for the acquisition of Century, SGOCO International paid to the Seller $32,600,000 and SGOCO issued to the Seller 1,500,000 of its ordinary shares (the “Shares”). In May 2017, the acquisition of CSL was closed and the Purchaser fully paid $32,600,000 in cash plus 1,500,000 shares of common stock of the Company and received 100% of the shares and ownership of CSL.

This Form 6-K/A is being filed to provide the financial statements of CSL and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of CSL.

Contents

Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.	Page

Century Skyway Limited Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Consolidated Balance Sheets as of June 30, 2017 (Unaudited) and December 31, 2016	2
Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016 (inception) to December 31, 2016	3
Consolidated Statements of Shareholders’ Equity for the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016 (inception) to December 31, 2016	4
Consolidated Statements of Cash Flows for the six months ended June 30, 2017 (Unaudited) and the period from September 28, 2016 (inception) to December 31, 2016	5
Notes to Financial Statements	6

(b) Pro Forma Financial Information

Century Skyway Limited Unaudited Pro Forma Condensed Consolidated Financial Statements:
Unaudited Pro Forma Condensed Consolidated Financial Information	FF-1
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2017 and for the year ended December 31, 2016	FF-2-FF-3
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	FF-4

Exhibits

23.1	Consent of Centurion ZD CPA Limited, dated June 29, 2018
99.1	Century Skyway Limited Financial Statements
99.2	Century Skyway Limited Unaudited Pro Forma Condensed Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: June 29, 2018	By: /s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Centurion ZD CPA Limited, dated June 29, 2018
99.1	Century Skyway Limited Financial Statements
99.2	Century Skyway Limited Unaudited Pro Forma Condensed Financial Statements